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
                          As filed with the Securities and Exchange Commission on June 22, 2005
                                             Registration Statement No. 333-
                    ================================================================================
                                           SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549
                                          -------------------------------------
                                                        FORM S-2
                                          -------------------------------------
                                 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                          -------------------------------------
                                                      NESTOR, INC.
                                 (Exact name of registrant as specified in its charter)
                                          -------------------------------------
                                 Delaware                                                    13-3163744
     (State or other jurisdiction of incorporation or organization)            (I.R.S. Employer Identification No.)

                                             400 Massasoit Avenue, Suite 200
                                        East Providence, Rhode Island 02914-2020
                                                     (401) 434-5522
                      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                          -------------------------------------
                                                   William B. Danzell
                                                 Chief Executive Officer
                                                      Nestor, Inc.
                                             400 Massasoit Avenue, Suite 200
                                        East Providence, Rhode Island 02914-2020
                                                     (401) 434-5522

                                (Name, address, including zip code, and telephone number,
                                        including area code,of agent for service)
                                          -------------------------------------
                                                       Copies to:
                                               Benjamin M. Alexander, Esq.
                                                      Nestor, Inc.
                                             400 Massasoit Avenue, Suite 200
                                        East Providence, Rhode Island 02914-2020
                                           Telephone: (401) 434-5522, ext 738
                                                Telecopy: (401) 434-5809

        Approximate  date of commencement  of proposed sale to public:  As soon as practicable  after this  Registration
Statement becomes effective.

        If any of the  securities  being  registered  on this Form are to be offered on a delayed  or  continuous  basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

        If the  registrant  elects to deliver its latest  annual report to security  holders,  or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

        If this Form is filed to  register  additional  securities  for an offering  pursuant  to Rule 462(b)  under the
Securities Act, please check the following box and list the Securities Act registration  statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a  post-effective  amendment  filed pursuant to Rule 462(c) under the Securities  Act, check the following box and list the Securities Act registration  statement number of the earlier effective registration statement for the same offering: [ ]

        If this Form is a  post-effective  amendment  filed pursuant to Rule 462(d) under the Securities  Act, check the following box and list the Securities Act registration  statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                             CALCULATION OF REGISTRATION FEE
-------------------------------------------------- -------------- -------------- ------------------ --------------
                                                                     Maximum         Proposed         Proposed
                                                       Amount       Offering          Maximum         Amount of
                                                       to be          Price          Aggregate      Registration
        Title of Shares to be Registered           Registered(1)  Per Share(2)   Offering Price(2)     Fee(3)
-------------------------------------------------- -------------- -------------- ------------------ --------------
Common Stock, $.01 par value per share........       1,130,927        $5.55        $6,276,644.85       $738.76
-------------------------------------------------- -------------- -------------- ------------------ --------------

(1)  Pursuant to Rule 416 under the Securities Act of 1933, we are also registering such indeterminate  number of shares of common  stock as may be issued  pursuant to the  anti-dilution  provisions  of our  convertible  notes issued on
     November 5 and November 9, 2004.
(2)  Estimated  solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the OTC Bulletin Board on June 20, 2005.
(3)  Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

     The  Registrant  hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further  amendment which  specifically  states that this  Registration
Statement shall  thereafter  become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the
Registration  Statement  shall become  effective on such date as the  Commission,  acting pursuant to said Section 8(a), shall determine.
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


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDER NAMED IN THIS PROSPECTUS IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Subject to completion, dated June 22, 2005

PROSPECTUS

                                  NESTOR, INC.

                        1,130,927 SHARES OF COMMON STOCK

                     -------------------------------------



This prospectus relates to resale by Laurus Master Fund, Ltd., the selling stockholder, of up to 1,130,927 shares of our common stock consisting of:

     o 1,030,927 shares of our common stock issuable upon the conversion of the principal amount of an outstanding convertible note that we previously issued to the selling stockholder in a private placement; and

     o 100,000 shares of our common stock issuable upon the exercise of a warrant that we issued to the selling stockholder in connection with the private placement of that convertible note.

Our common stock is traded on the OTC Bulletin Board under the symbol "NESO." The last reported sale price for our common stock on the OTC Bulletin Board on June 21, 2005 was $5.60 per share. You are urged to obtain current market quotations for our common stock. The selling stockholder may offer its shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholder may engage brokers or dealers who may receive commissions or discounts from the selling stockholder. Any broker-dealer acquiring the common stock from the selling stockholder may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 21. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

                     -------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



       The date of this prospectus is ____________ ___, __________ .

                                TABLE OF CONTENTS

                                                                   Page

       PROSPECTUS SUMMARY...........................................3

       THE OFFERING.................................................3

       RISK FACTORS.................................................5

       SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION...........13

       USE OF PROCEEDS..............................................14

       SELLING STOCKHOLDER..........................................14

       DESCRIPTION OF THE NOTES.....................................15

       DESCRIPTION OF CAPITAL STOCK.................................19

       SHARES ELIGIBLE FOR FUTURE SALE..............................20

       PLAN OF DISTRIBUTION.........................................21

       LEGAL MATTERS................................................22

       EXPERTS......................................................23

       WHERE YOU CAN FIND MORE INFORMATION..........................23

       INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............23


        Nestor, Inc.'s executive offices are located at 400 Massasoit Avenue, Suite 200, East Providence, Rhode Island 02914-2020, our telephone number is
(401) 434-5522 and our Internet address is http://www.nestor.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Nestor," "we," "us," and "our" refer to Nestor, Inc. and its subsidiaries and references to "NTS" refer to our subsidiary Nestor Traffic Systems, Inc. and its subsidiary.

        Nestor,   Nestor  Traffic  Systems,  and  CrossingGuard  are  registered trademarks of ours.

        This prospectus is accompanied by our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and by our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY


        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                  Nestor, Inc.

        Nestor, Inc., through its wholly owned subsidiary, Nestor Traffic Systems, Inc., is a leading provider of innovative, video based traffic safety and enforcement systems to state and local governments throughout the United States. Our principal product, CrossingGuard(R) incorporates our patented image processing technology into an intelligent turnkey solution that predicts and records the occurrence of a red light violation, and manages the entire process of issuing and processing a citation. As of March 31, 2005, we had installed CrossingGuard at 119 approaches for 13 customers throughout the United States, and our contracts called for us to install CrossingGuard at an additional 123 approaches. There can be no assurance that all approaches authorized under existing contracts will ultimately be installed; moreover, we have identified twenty of these approaches which we believe are highly unlikely to be installed despite the authorizing contract. We offer an advanced mobile speed enforcement product, through an agreement with a third party vendor, which provides us with exclusive rights to market their product throughout North America. We also offer fixed speed enforcement solutions.

        CrossingGuard is an automated, video-based monitoring system that predicts and records the occurrence of a red light violation. If a violation is expected to occur, the system can send a signal to the traffic controller to request a brief extension of the red phase for cross traffic. This helps prevent collisions between violators and vehicles in the cross traffic accelerating on a green signal. The system simultaneously records the violation sequence, including a close-up of the vehicle and license plate, and transmits video evidence electronically to the police department, which reviews the violation and issues a citation. We provide a complete turnkey solution, offering violation review, citation preparation and processing, billing and collection, court scheduling, evidence, and resolution. Our advanced technology captures approximately 270 images of each violation, enabling us to have an enforcement rate in excess of 95%. Depending on the terms of each contract, our revenue ranges from $11 to $99 per citation issued or paid or fixed monthly fees ranging from $2,000 to $12,000 per approach for system delivery and lease, maintenance, software licensing, and processing services. We believe that our image processing technology provides us with a strategic advantage and allows us to offer a comprehensive solution to our state and local government clients.

RECENT DEVELOPMENTS

        On May 27, 2005, we entered into a lease with Admiral Associates. The leased premise is approximately 12,700 square feet of office space and 11,000 square feet of warehouse space. The initial term of the lease commences on the completion of build out of the office space and is for 60 months. The lease may be renewed for two one-year terms at our option. Upon the earlier of provision of sufficient additional parking or the second anniversary of the commencement of the term, Admiral Associates has the right, subject to our right of first refusal, to rent the warehouse space to a third party willing to convert the warehouse space to office space. We have the right to convert the warehouse space to office space at any time during the term.

        During the initial term, rent for the office space will be $7,408.33 per month. During any renewal terms, rent for the office space will be $7,937.50. If any warehouse space is converted to office space at our request, rent for the office space will increase proportionally to the increase in total office space. If we exercise our right of first refusal with respect to any converted warehouse space, rent for such converted office space will be that offered by the third party triggering our right of first refusal. During the first year of the initial term, the warehouse space will be rent free. Upon the earlier of provision of sufficient additional parking or the second anniversary of the commencement of the term, annual rent for the warehouse space will be $4.00 per square foot. During any renewal terms, annual rent for the warehouse space will be $4.50 per square foot. We will be responsible for 30% of the cost of agreed-upon build out of the initial office space and for 30% of the costs of any agreed-upon conversion of warehouse space at our request.

        On June 22, 2005, each of James S. Bennett, Robert G. Flanders, Jr., William J. Gilbane, Jr., and Donald R. Sweitzer, each a director of Nestor, Inc. notified us that he refused to stand for re-election to the Board of Directors at the Annual Meeting of Stockholders to be held on June 23, 2005. We believe that each of the directors refusing to stand for re-election did so because of fundamental disagreements with the chief executive officer concerning his management of the company.

        James S. Bennett is a member of the Audit and New Business and Government Relations Committees of the Board. Robert G. Flanders, Jr. is the Chairman of the Compensation Committee and a member of the New Business and Government Relations Committee. William J. Gilbane, Jr. is a member of the Compensation and New Business and Government Relations Committees of the Board. Donald R. Sweitzer is the Chairman of the New Business and Government Relations Committee and a member of the Compensation Committee.

        In light of the foregoing refusals to stand for re-election, the annual meeting of stockholders scheduled for June 23, 2005 is expected to be adjourned until July 19, 2005 to allow time for supplementary proxy materials to be circulated to stockholders.



CORPORATE INFORMATION

Our executive offices are located at 400 Massasoit Avenue, Suite 200, East Providence, Rhode Island 02914-2020, our telephone number is (401) 434-5522 and our Internet address is http://www.nestor.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

                                  THE OFFERING

Common Stock offered by selling stockholder......  1,130,927 shares

Use of proceeds..................................  Nestor will not receive any proceeds from the sale of

                                                   shares in this offering.
OTC Bulletin Board symbol........................  NESO

                                  RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.



         RISKS RELATED TO OUR BUSINESS


WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE

        We have a history of net losses. For the years ended December 31, 2004, 2003, 2002, 2001 and 2000, our net losses have been approximately $4,473,000, $4,890,000, $12,634,000, $1,565,000 and $2,995,000, respectively. For the three-month period ended March 31, 2005, our net loss was approximately $1,910,000. We expect to incur continuing losses for the foreseeable future due to significant engineering, product delivery, marketing and general and administrative expenses, and those losses could be substantial. We will need to generate significantly higher revenue to achieve profitability, which we may be unable to do. Even if we do achieve profitability, we may not be able to sustain or increase our profitability in the future.

 ALMOST ALL OF OUR CURRENT REVENUE IS FROM A SINGLE PRODUCT AND RELATED SERVICES

        Currently, almost all of our revenue is from sales of our CrossingGuard systems, services related to installing and maintaining CrossingGuard systems or processing citations issued by CrossingGuard systems. There can be no assurance that we will be able to develop other sources of revenue. Because our revenues depend on a single product, any decrease in the market share held by CrossingGuard would have a substantial adverse effect on our business and financial results. If we fail to meet our expectations for the growth in sales of CrossingGuard or if we are not able to develop other sources of revenue, we will not be able to generate the significantly higher revenue that we believe we must generate to achieve profitability.

OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SECURE AND MAINTAIN FUTURE CONTRACTS WITH GOVERNMENT AGENCIES

        Contracts with government agencies account for substantially all of our revenues. The majority of these contracts may be terminated at any time on short notice with limited penalties. Accordingly, we might fail to derive any revenue from sales to government agencies in any given future period. If government agencies fail to renew or if they terminate any of these contracts, it would adversely affect our business and results of operations. In addition, many of our contracts do not allow installations until sites have been approved by the contracting agency; in those cases, if a government agency fails to approve sites, we will not be able to deliver products and services, and thereby, generate revenue associated therewith.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DEVELOPING PRODUCTS AND SERVICES MORE SUCCESSFULLY THAN WE DO

        Many other companies offer products that directly compete with CrossingGuard and our other products. Many of our current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we do and may be able bring new technologies to market before we are able to do so. Some of our competitors may have a competitive advantage because of their size, market share, legacy customer relationships, enhanced driver imaging, additional products offered and/or citation-processing experience. Current and potential competitors may establish cooperative relationships with one another or with third parties to compete more effectively against us. One of our competitors, ACS, offers state and local governments solutions to a wide variety of data processing issues and may have a competitive advantage because of the scope of its relationship with, and the volume of transactions it conducts for, a particular government. It is also possible that new competitors may emerge and acquire market share. If we are not successful in protecting our patents, we would lose a competitive advantage. See " If We Fail To Protect And Preserve Our Intellectual Property, We May Lose An Important Competitive Advantage."

THE FAILURE OF GOVERNMENTS TO AUTHORIZE AUTOMATED TRAFFIC SAFETY ENFORCEMENT MAY HINDER OUR GROWTH AND HARM OUR BUSINESS

        Approximately fifteen states and the District of Columbia authorize some use of automated red light enforcement or allow municipalities to elect to do so under home rule laws. It is uncertain at this time which additional states, if any, will authorize the use of automated red light enforcement or if there will be other changes in the states that currently allow the practice. If additional states do not authorize the use of automated red light enforcement, our opportunities to generate additional revenue from the sale of CrossingGuard systems and related services will be limited. Recently, the Virginia General Assembly declined to extend authorization for automated red light enforcement beyond the sunset date of June 30, 2005 in the enabling legislation.

        We could be subject to differing and inconsistent laws and regulations with respect to CrossingGuard. If that were to happen, we may find it necessary to eliminate, modify or cancel components of our services that could result in additional development costs and the possible loss of revenue. We cannot predict whether future legislative changes or other changes in the fifteen states or other states, in the administration of traffic enforcement programs, will have an adverse effect on our business.

        The market for automated speed enforcement products in the United States is very limited. Approximately five states and the District of Columbia have legislation authorizing some use of automated speed enforcement or allow municipalities to elect to do so under home rule laws. Some of these states authorize automated speed enforcement only in limited circumstances such as school or work zones. If additional states do not authorize automated speed enforcement, our opportunities to generate additional revenue from the sale of automated speed enforcement systems and related services will be limited.

OUR FINANCIAL RESULTS WILL DEPEND SIGNIFICANTLY ON OUR ABILITY TO CONTINUALLY DEVELOP OUR PRODUCTS AND TECHNOLOGIES

        The markets for which our products and technologies are designed are intensely competitive and are characterized by short product lifecycles, rapidly changing technology and evolving industry standards. As a result, our financial performance will depend to a significant extent on our ability to successfully develop and enhance our products. Because of the rapidly changing technologies in the businesses in which we operate, we believe that significant expenditures for research and development and engineering will continue to be required in the future. To succeed in these businesses, we must anticipate the features and functionality that customers will demand. We must then incorporate those features and functionality into products that meet the design requirements of our customers. The success of our product introductions will depend on several factors, including:

o    proper product definition;

o    timely completion and introduction of enhanced product designs;

o the ability of subcontractors and component manufacturers to effectively design and implement the manufacture of new or enhanced products and technologies;

o    the quality of our products and technologies;

o product and technology performance as compared to competitors' products and technologies;

o    market acceptance of our products; and

o    competitive pricing of products, services and technologies.

        We must successfully identify product and service opportunities and develop and bring our products and technologies to market in a timely manner. We have in the past experienced delays in completing the development or the introduction of new products. Our failure to successfully develop and introduce new or enhanced products and technologies or to achieve market acceptance for such products and technologies may materially harm our business and financial performance.

OUR INDEBTEDNESS AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW AND OTHERWISE NEGATIVELY AFFECT OUR OPERATIONS.

At March 31, 2005, we had approximately $5.4 million of outstanding convertible debt. We incurred an additional $6 million of convertible debt on May 16, 2005, which is secured by the proceeds of most of our current contracts. We intend to satisfy our current and future debt service obligations from cash generated by our operations, our existing cash and investments and, in the case of principal payments at maturity, funds from external sources. We may not have sufficient funds and we may be unable to arrange for additional financing to satisfy our principal or interest payment obligations when those obligations come due. Funds from external sources may not be available on acceptable terms, or at all.

Our indebtedness could have significant additional negative consequences, including:

o increasing our vulnerability to general adverse economic and industry conditions;

o    limiting our ability to obtain additional financing;

o requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including sustaining our operations, capital expenditures and research and development;

o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

o placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

WE MAY NEED ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY RESTRICT OUR OPERATIONS AND DILUTE YOUR OWNERSHIP INTEREST

        We may need to raise additional funds in the future to fund our operations, deliver our products, to expand or enhance our products and services, to repay the principal amount due on our outstanding 5% Senior Convertible Notes due October 31, 2007 or to respond to competitive pressures or perceived opportunities. We cannot make any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, our business and financial results may suffer.

        The covenants in our outstanding 5% Senior Convertible Notes limit our ability to raise additional debt. If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result and the terms of the financing may adversely affect the holdings or the rights of such stockholders. In addition, the terms and conditions of debt financing may result in restrictions on our operations or require that we grant a security interest in some or all of the assets for which such debt financing would be used. We could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

FLUCTUATIONS IN OUR RESULTS OF OPERATIONS MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE AND MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK

        Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future. Most of our expenses are fixed in the short-term, and we may not be able to reduce spending quickly if our revenue is lower than expected. In addition, our ability to forecast revenue is limited. As a result, our operating results are volatile and difficult to predict and you should not rely on the results of one quarter as an indication of future performance. Factors that may cause our operating results to fluctuate include the risks discussed in this section as well as:

o    costs related to customization of our products and services;

o the planned expansion of our operations, including opening new offices, hiring new personnel, and the amount and timing of expenditures related to this expansion;

o announcements or introductions of new products and services by our competitors;

o the failure of additional states to adopt legislation enabling the use of automated traffic safety enforcement systems;

o    software defects and other product quality problems;

o    the discretionary nature of our clients' purchasing and budgetary cycles;

o the varying size, timing and contractual terms of orders for our products and services; and

o    the mix of revenue from our products and services.

OUR SALES CYCLES VARY SIGNIFICANTLY WHICH MAKES IT DIFFICULT TO PLAN OUR EXPENSES AND FORECAST OUR RESULTS

        Our sales cycles typically range from six to eighteen months or more. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan our expenses accordingly. The period between our initial contact with potential clients and the installation of our products, the use of our services and our receipt of revenue, if any, varies due to several factors, including:

o    the complex nature of our products and services;

o    the failure of the  jurisdiction to adopt  legislation  enabling the use of
     automated  traffic  safety  enforcement   systems  or  political  or  legal
     challenges to existing legislation;

o the novelty of automated enforcement in many jurisdictions and a lack of familiarity with automated enforcement systems on the part of legislative, executive and judicial bodies and the public;

o    our clients' purchasing and budget cycles;

o the selection, award and contracting processes at municipalities and other government entities, including protests by other bidders with respect to competitive awards;

o    our clients' internal evaluation, approval and order processes;

o    the site evaluation and analysis process; and

o our clients' delays in issuing requests for proposals or in awarding contracts because of announcements or planned introductions of new products or services by our competitors.

        Any delay or failure to complete sales in a particular quarter could reduce our revenue in that quarter, as well as subsequent quarters over which revenue or the license would likely be recognized. If our sales cycles unexpectedly lengthen in general or for one or more large clients, it would delay our receipt of the related revenue. If we were to experience a delay of several weeks or longer on a large client, it could harm our ability to meet our forecasts for a given quarter.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR OPERATIONS WOULD BE DISRUPTED AND OUR BUSINESS WOULD BE HARMED

        We believe that the hiring and retaining of qualified individuals at all levels in our organization will be essential to our ability to sustain and manage growth successfully. Competition for highly qualified technical personnel is intense and we may not be successful in attracting and retaining the necessary personnel, which may limit the rate at which we can develop products and generate sales. We will be particularly dependent on the efforts and abilities of our senior management personnel. The departure of any of our senior management members or other key personnel could harm our business.

OUR PRODUCTS MIGHT NOT ACHIEVE MARKET ACCEPTANCE

        The market for our products is still emerging. The rate at which state and local government bodies have adopted CrossingGuard has varied significantly by market, and we expect to continue to experience variations in the degree to which CrossingGuard is accepted. To date, no state or local government bodies in our market area have adopted our speed enforcement products. Our ability to grow will depend on the extent to which our potential customers accept our products. This acceptance may be limited by:

o the failure of prospective customers to conclude that our products are valuable and should be acquired and used;

o the failure of additional states to adopt legislation enabling the use of automated traffic safety enforcement systems;

o the novelty of automated enforcement in many jurisdictions and a lack of familiarity with automated enforcement systems on the part of legislative, executive and judicial bodies and the public;

o the reluctance of our prospective customers to replace their existing solutions with our products;

o    marketing efforts of our competitors; and

o the emergence of new technologies that could cause our products to be less competitive or obsolete.

        Because automated traffic enforcement in the United States is still in an early stage of development, we cannot accurately predict how large the market will become, and we have limited insight into trends that may emerge and affect our business. For example, without knowing how commonplace automated enforcement will become, we may have difficulties in predicting the competitive environment that will develop.

OUR INTELLECTUAL PROPERTY MIGHT NOT BE PROTECTIBLE

        We rely on a combination of copyright, trademark, patent, and trade-secret laws, employee and third-party nondisclosure agreements, and other arrangements to protect our proprietary rights. Despite these precautions, it may be possible for unauthorized third parties to copy our products or obtain and use information that we regard as proprietary to create products that compete against ours. In addition, some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our licensed programs may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States. Were we to conduct international activities, our exposure to unauthorized copying and use of our products and proprietary information would increase. The scope of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Because some patent applications in the United States are not publicly disclosed until the patent is issued or 18 months after the filing date, applications may exist that would relate to our products and that are not publicly accessible.

Moreover, a patent search has not been performed in an attempt to identify patents applicable to our business and, even if such a search were conducted, all patents applicable to the business might not be located.

IF WE FAIL TO PROTECT AND PRESERVE OUR INTELLECTUAL PROPERTY, WE MAY LOSE AN IMPORTANT COMPETITIVE ADVANTAGE

        On November 6, 2003, we filed a complaint in the United States District Court for Rhode Island against Redflex Traffic Systems Inc., alleging that Redflex's automated red light enforcement systems infringe our US Patent No. 6,188,329. On November 25, 2003, we filed a complaint in the United States District Court for the District of Central California against Transol USA, Inc., alleging that Transol's automated red light enforcement systems infringe that patent. We subsequently filed additional claims alleging that Transol and Redflex have also infringed our US Patent No. 6,754,663. We have dropped our claims against Redflex. Transol has filed counterclaims alleging that our patents are invalid. In a summary judgment granted on April 29, 2005, Transol was found to not infringe our patents. Transol has informed us that it will seek summary judgment on its counterclaims that our patents are invalid.

        We cannot give assurance that we will succeed in defending our patents. Were one or more of our patents invalidated, our competitors will be able to offer the technology that those patents describe and we would lose the competitive advantage of being the exclusive source of products using that technology.

WE ARE AT RISK OF CLAIMS THAT OUR PRODUCTS OR SERVICES INFRINGE THE PROPRIETARY RIGHTS OF OTHERS

        Given our ongoing efforts to develop and market new technologies and products, we may from time to time be served with claims from third parties asserting that our products or technologies infringe their intellectual property rights. If, as a result of any claims, we were precluded from using technologies or intellectual property rights, licenses to the disputed third-party technology or intellectual property rights might not be available on reasonable commercial terms, or at all. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense and divert the efforts of our technical and management personnel from productive tasks, whether or not litigation is resolved in our favor. An adverse ruling in any litigation might require us to pay substantial damages, to discontinue our use and sale of infringing products and to expend significant resources in order to develop non-infringing technology or obtain licenses for our infringing technology. A court might also invalidate our patents, trademarks or other proprietary rights. A successful claim against us, coupled with our failure to develop or license a substitute technology, could cause our business, financial condition and results of operations to be materially adversely affected. As the number of software products increase and the functionality of these products further overlaps, we believe that our risk of infringement claims will increase.

IF WE ARE UNABLE TO SAFEGUARD THE INTEGRITY, SECURITY AND PRIVACY OF OUR DATA OR OUR CLIENTS' DATA, OUR REVENUE MAY DECLINE, OUR BUSINESS COULD BE DISRUPTED AND WE MAY BE SUED

        We need to preserve and protect our data and our clients' data against loss, corruption and misappropriation caused by system failures and unauthorized access. We could be subject to liability claims by individuals whose data resides in our databases for misuse of personal information, including unauthorized marketing purposes. These claims could result in costly litigation. Periodically, we have experienced minor systems errors and interruptions, including Internet disruptions, which we believe may occur periodically in the future. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. We may be required to make significant expenditures to protect against systems failures or security breaches or to alleviate problems caused by any failures or breaches. Any failure that causes the loss or corruption of, or unauthorized access to, this data could reduce client satisfaction, expose us to liability and, if significant, could cause our revenue to decline and our expenses to increase.

WE MAY MAKE ACQUISITIONS, WHICH COULD DIVERT MANAGEMENT'S ATTENTION, CAUSE OWNERSHIP DILUTION TO OUR STOCKHOLDERS AND BE DIFFICULT TO INTEGRATE

        We have expanded and may seek to continue to expand our operations through the acquisition of additional businesses that complement our core skills and have the potential to increase our overall value. Our future growth may depend, in part, upon the continued success of our acquisitions. Acquisitions involve many risks, which could have a material adverse effect on our business, financial condition and results of operations, including:

o acquired businesses may not achieve anticipated revenues, earnings or cash flow;

o integration of acquired businesses and technologies may not be successful and we may not realize anticipated economic, operational and other benefits in a timely manner, particularly if we acquire a business in a market in which we have limited or no current expertise or with a corporate culture different from ours;

o potential dilutive effect on our stockholders from continued issuance of common stock as consideration for acquisitions;

o adverse effect on net income of impairment charges related to goodwill and other intangible assets and other acquisition-related charges, costs and expenses effects on net income;

o competing with other companies, many of which have greater financial and other resources to acquire attractive companies, making it more difficult to acquire suitable companies on acceptable terms; and

o disruption of our existing business, distraction of management and other resources and difficulty in maintaining our current business standards, controls and procedures.

THE FAILURE OF OUR SUPPLIERS TO DELIVER COMPONENTS, EQUIPMENT AND MATERIALS IN SUFFICIENT QUANTITIES AND IN A TIMELY MANNER COULD ADVERSELY AFFECT OUR BUSINESS

        Our business employs a wide variety of components, equipment and materials from a limited number of suppliers. To date, we have found that the components, equipment and materials necessary for the development, testing, production and delivery of our products and services have sometimes not been available in the quantities or at the times we have required. Our failure to procure components, equipment and materials in particular quantities or at a particular time may result in delays in meeting our customer's needs, which could have a negative effect on customer satisfaction and on our revenues and results of operations.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN COSTLY AND TIME-CONSUMING LITIGATION

        Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Any product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly, and potential liabilities could exceed our available insurance coverage.

RISKS RELATED TO OUR COMMON STOCK
---------------------------------

OUR COMMON STOCK PRICE IS VOLATILE AND MAY DECLINE IN THE FUTURE

        The market price of our common stock has fluctuated significantly and may be affected by our operating results, changes in our business, changes in the industries in which we conduct business, and general market and economic conditions which are beyond our control. In addition, the stock markets in general have recently experienced extreme price and volume fluctuations. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. These market fluctuations may make it difficult for stockholders to sell their shares at a price equal to or above the price at which the shares were purchased. In addition, if our results of operations are below the expectations of market analysts and investors, the market price of our common stock could be adversely affected.

OUR BOARD OF DIRECTORS CAN, WITHOUT STOCKHOLDER APPROVAL, CAUSE PREFERRED STOCK TO BE ISSUED ON TERMS THAT ADVERSELY AFFECT COMMON STOCKHOLDERS

        Under our certificate of incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, of which 180,000 shares are issued and outstanding, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock would be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue additional shares of preferred stock.

OUR CHIEF EXECUTIVE OFFICER EXERCISES SIGNIFICANT CONTROL OVER OUR BUSINESS AND AFFAIRS, INCLUDING THE APPROVAL OF CHANGE IN CONTROL TRANSACTIONS

        Our Chief Executive Officer beneficially owns approximately 54% of our common stock. He will be able to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, or impeding a merger, consolidation, takeover or business combination even if the transaction might be beneficial to our stockholders.

        In addition, Section 203 of the Delaware General Corporation Law restricts business combinations with any "interested stockholder" as defined by the statute. The statute may have the effect of delaying, deferring or preventing a change in control of our company.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, DIVIDENDS AND THEREFORE, UNLESS OUR COMMON STOCK APPRECIATES IN VALUE, OUR INVESTORS MAY NOT BENEFIT FROM HOLDING OUR COMMON STOCK

        We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the basis that these investors have in their shares.

THE PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK IS AVAILABLE FOR TRADING IN THE PUBLIC

        Availability of shares of our common stock could depress the price of our common stock. A substantial amount of common stock is available for trading in the public market. The stock in the market may cause the price of our common stock to decline. In addition, if our stockholders sell substantial numbers of stock of our common stock in the public markets, the market price of our common stock could fall. These sales might also make it more difficult for us to sell equity or equity related securities at a time and price that we would deem appropriate. We also have issued options, warrants and convertible securities which can be exercised for, or converted to, shares of common stock, many of which would be freely tradable without restrictions or further registration under the Securities Act of 1933. See "Description of Common Stock" and "Shares Eligible for Future Sale."

        There  were   approximately   18,812,154  shares  of  our  common  stock
outstanding as of June 21, 2005, of which 9,093,258 were freely tradable without restrictions or further registration under the Securities Act of 1933.

        As of June 21, 2005, we have issued and outstanding warrants and options to purchase up to 3,158.311 shares of our common stock, preferred stock convertible into 18,000 shares of our common stock and debt convertible into 1,924,398 including 1,130,927 of the shares of our common stock offered by this prospectus. The exercise of such warrants and options and conversion of convertible securities may dilute the interests of all stockholders. Possible future resale of such warrants and options or conversion of such convertible securities could adversely affect the prevailing market price of our common stock.

OUR COMMON STOCK TRADES ON THE OTC BULLETIN BOARD AND MAY BE SUBJECT TO THE SEC'S "PENNY STOCK" RULES

        Our stockholders may find it difficult to buy, sell and obtain pricing information about, as well as news coverage of, our common stock because it is traded on the OTC Bulletin Board. Being traded on the OTC Bulletin Board, rather than on a national securities exchange, may lessen investors' interest in our securities generally and materially adversely affect the trading market and prices for those securities and our ability to issue additional securities or to secure additional financing. The price of our common stock could make it more difficult for stockholders to sell their shares. Our common stock will be subject to the penny stock rules under the Securities Exchange Act of 1934 if its price is less than $5.00 per share. The last reported sale price on June 21, 2005 was $5.60, but our common stock traded below $5.00 per share throughout 2002, 2003 and until mid-October 2004.

        The penny stock rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to people who are not established customers or accredited investors. For example, the broker must make a special suitability determination for the buyer and the buyer must be given written consent before the sale. The rules also require that the broker-dealer:

o send buyers an SEC-prepared disclosure schedule before completing the sale, disclose the broker's commissions and current quotations for the security;

o disclose whether the broker-dealer is the sole market maker for the penny stock and, if so, the broker's control over the market; and

o send monthly statements disclosing recent price information held in the customer's account and information on the limited market in penny stocks.

        These additional burdens may discourage broker-dealers from effecting transactions in our common stock. Thus, if our common stock were to fall within the definition of a penny stock, our liquidity could be reduced, and there could be an adverse effect on the trading market in its common stock.


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

                                 USE OF PROCEEDS


        We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholder will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

        The selling stockholder will pay any expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.



                               SELLING STOCKHOLDER

        The shares of common stock covered by this prospectus are (i) 1,030,927 shares of our common stock issuable upon the conversion of the principal amount of an outstanding convertible note that we previously issued to the selling stockholder in a private placement on May 16, 2005 and (ii) 100,000 shares of our common stock issuable upon the exercise of a warrant that we issued to the selling stockholder in connection with the private placement of that convertible note.

        We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, except for limitations on daily volume of sales by the selling stockholder described in "Plan of Distribution," we cannot estimate the number of shares that will be held by the selling stockholder after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the conversion of the convertible note or upon the exercise of the warrant are deemed outstanding for computing the percentage ownership of the person holding the convertible note and the warrant but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the person named in the table has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.


                                    Shares of Common Stock        Number of Shares   Shares of Common Stock to be
                                  Beneficially Owned Prior to     of Common Stock      Beneficially Owned After
Name of Selling Stockholder(1)          Offering (1)(2)           Being Offered (3)          Offering (4)
-----------------------------     ---------------------------     ----------------   ----------------------------
                                    Number         Percentage                           Number        Percentage
-----------------------------     --------------  -----------     ----------------   ---------------  -----------
Laurus Master Fund, Ltd.(5)         988,029          4.99%            1,130,927            0               0


(1)  The term "selling  stockholder"  includes donees,  pledgees,  transferees or other  successors-in-interest  selling shares  received after the date of this  prospectus  from the selling  stockholder as a gift,  pledge,  partnership distribution or other non-sale related transfer.
(2)  Comprises shares of common stock issuable upon conversion of the principal amount of a convertible note, and shares of common stock issuable upon exercise of a warrant.  The selling  stockholder has contractually  agreed with us to restrict the ability to convert notes or exercise  warrants such that the number of shares of our common stock held by it does not exceed  4.99% of our  outstanding  shares of common  stock.  This  restriction  does not apply if we default on the  convertible  note.  If both parties  agree to waive this  restriction,  the number of shares of our common stock  beneficially owned by the selling  stockholder before this offering would be 1,130,927,  which equals
     5.67% of our outstanding shares of common stock before this offering.
(3)  We have agreed with the selling  stockholder  that we will register all of the shares of common stock issuable upon conversion of the principal  amount of the convertible  note and upon exercise of the warrant without regard to the limitation on conversion and exercise described in the preceding note.
(4)  We cannot  estimate  the number of shares  that will be held by the selling  stockholder  after  completion  of the offering. For purposes of this table, however, we have assumed that, after completion of the offering,  none of the shares covered by this prospectus and none of the other shares held by the selling  stockholder will be held by the selling stockholder.

                                      -14-


(5)  In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, Laurus Capital  Management,  L.L.C. may be
     deemed a control  person of the shares owned by such  entity.  David Grin and Eugene Grin are the members of Laurus
     Capital  Management,  L.L.C., and as such, share voting and investment control over securities owned by the selling stockholder.



        The selling stockholder has not held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, other than the private placement in which the convertible note was acquired and two earlier private placements in each of which the selling stockholder acquired another convertible note from us and in one of which the selling stockholder acquired a warrant to purchase 140,000 shares of our common stock. There is no outstanding balance on those earlier convertible notes and the warrant has been exercised. The selling stockholder sold all the shares received upon the conversion of those earlier convertible note and the exercise of that warrant pursuant to offerings registered with the Securities and Exchange Commission, which offerings have been completed.





                             DESCRIPTION OF THE NOTE

GENERAL

        On May 16, 2005, we issued a secured convertible term note to Laurus Master Fund, Ltd., the selling stockholder, in the principal amount of $6,000,000 pursuant to a securities purchase agreement between us and Laurus. The note was amended on June 3, 2005. As of June15, 2005, the outstanding principal balance on the note was $6,000,000 and $25,000 of interest was accrued.

        The note bears interest at the prime rate plus 4% per year, subject to a floor of 6.00% per year. If our the closing price of our common stock exceeds $5.82 for a period of at least 5 consecutive trading days in a given calendar month, the interest rate for that month will be the prime rate plus 2% per year. If we have registered the shares of our common stock underlying the note and the warrant on a registration statement declared effective by the Securities and Exchange Commission, and the market price of our common stock for the 5 trading days immediately before the last calendar day of a month exceeds the then applicable conversion price by at least 25%, the interest rate for the succeeding calendar month shall be reduced by 2% for each incremental 25% increase in the market price of our common stock above the then applicable conversion price. For calculating the rate of interest on the note, "prime rate" means the interest rate published in the Wall Street Journal as the "prime rate." The note matures on May 16, 2008. We granted to Laurus a first priority security interest in sixteen of our municipal contracts and any contract arising from four awards that have been made tto us with respect to which we are negotiating contracts to secure our obligations under the note pursuant to the securities purchase agreement and a security agreement dated May 16, 2005 between us and Laurus.

REPAYMENT

        Principal on the note is to be repaid in 33 payments of $181,818 on the first of each month from September 1, 2005 until May 1, 2008 and a final payment of $6 on May 16, 2008.

        We have the option of prepaying the note in full before the maturity of the note by paying to Laurus a sum of money equal to 115% of the outstanding principal amount of the note plus all accrued and unpaid interest on the note.

CONVERSION

        The note is convertible into shares of our common stock at a fixed conversion price of $5.82 per share. With each principal payment listed in the table above, all accrued but unpaid interest is to be paid. Those principal and interest payments are payable at our option in cash or shares of our common stock, subject to price and volume requirements. We cannot choose to make scheduled payments with shares of our common stock until the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. Also, we cannot choose to make scheduled payments with shares of our common stock while an event of default exists. If we make a scheduled payment in cash, in addition to the scheduled principal amount and accrued but unpaid interest, we must pay an additional amount equal to 3% of the scheduled principal amount.

        In the event that the closing price of our common stock is greater then 120% of the fixed conversion price for a period of at least ten consecutive trading days, we may, at our sole option, require the conversion at the fixed conversion price of all or a portion of the outstanding principal amount of the note, together with accrued interest on the amount being prepaid, as of the date we provide written notice of the call. The call date shall be at least twenty trading days following the date of the call notice provided that a registration statement covering the shares of common stock issuable upon conversion of the note is effective. Our right to issue a call notice is subject to the limitation that the number of shares of common stock issued in connection with any call notice shall not exceed 25% of the aggregate dollar trading volume of our common stock for the eleven trading days immediately preceding the call date. If the price of our common stock falls below 120% of the fixed conversion price during the twenty trading day period immediately preceding the call date, then Laurus will be required to convert only such amount of the note as shall equal 25% of the aggregate dollar trading volume for each day that our common stock has exceeded 120% of the fixed conversion price.

        Laurus has the right to choose to convert all or a portion of the principal amount of the note to our common stock at any time, so long as the last reported closing price for our common stock was greater than the fixed conversion price and the registration statement of which this prospectus is a part has been declared effective by the Secutities and Exchange Commission.

        If the shares of our common stock are subdivided or combined into a greater or smaller number of shares of common stock, or if a dividend is paid on our common stock in shares of common stock, the fixed conversion price will be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each case by the ratio of the total number of shares of our common stock outstanding immediately after the event to the total number of shares of our common stock outstanding immediately before the event. Except for employee stock options and existing obligations to issue stock, if we issues shares of our common stock for less than the then-applicable conversion price, we are obligated to readjust the conversion price on a weighted average basis.

        Laurus is not permitted under the note to convert an amount that would result in Laurus beneficially holding more than 4.99% of our outstanding common stock except after notice to us upon the occurrence and during the continuance of an event of default, or upon 75 days prior notice to the us, except that at no time shall common stock beneficially owned by Laurus exceed 19.99% of our outstanding common stock. If any shares of common stock are issuable by us under the note at a price below $5.40 per share, the number of shares of common stock issuable by us under the note shall not exceed an aggregate of 3,743,618 shares of common stock (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations ) unless that issuance of in excess of 3,743,618 shares is approved by the our shareholders. If at any point in time, the number of shares of common stock issued under the note, together with the number of shares of common stock that would then be issuable by us in the event of a conversion or exercise pursuant to the terms of the note, would exceed 3,743,618 shares except for this limitation, we will call a shareholders meeting to solicit shareholder approval.

COVENANTS

        Pursuant to the securities purchase agreement, until we have paid all of our obligations under the note, we have continuing covenants to Laurus, including that:

          o We will advise Laurus, promptly after we receive any notices of issuance by the Securities and Exchange Commission, any state securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any offering of any of our securities, or of the suspension of the qualification of our common stock for offering or sale in any jurisdiction, or the initiation of any proceeding for any that purpose.

          o We will maintain the quotation or listing of our common stock on the OTC Bulletin Board or on the Pink Sheets, NASDAQ SmallCap Market, NASDAQ National Market, American Stock Exchange or New York Stock Exchange and comply with our reporting, filing and other obligations under the bylaws or rules of the National Association of Securities Dealers and the markets on which our common stock is listed or quoted.

          o We will timely file with the SEC all reports required to be filed pursuant to the Exchange Act and we will not terminate our status as an issuer required by the Exchange Act to file reports thereunder even if the Exchange Act or the rules or regulations thereunder would permit such termination.

          o We will obtain the consent of those account-debtors of ours whose accounts receivable we have pledged as security to Laurus to those assignments.

          o We will use the proceeds of the sale of the note to finance the construction, installation and maintenance of the traffic surveillance systems under the contracts the proceeds of which we have pledged as security to Laurus.

          o We will permit any representatives designated by Laurus or its succesors, upon reasonable notice and during normal business hours, at such person's expense and accompanied by a our representative, to (a) visit and inspect any of our properties,
               (b) examine our corporate and financial records of the Company (unless such examination is not permitted by federal, state or local law or by contract) and make copies thereof or extracts therefrom and (c) discuss the affairs, finances and accounts of any such corporations with our directors, officers and independent accountant, except that we will not provide any material, non-public information to Laurus unless Laurus signs a confidentiality agreement and otherwise complies with Regulation FD, under the federal securities laws.

          o We will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon our income, profits, property or business; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof is being contested in good faith by appropriate proceedings and if we have set aside on its books adequate reserves with respect thereto, and provided, further, that we will pay all such taxes, assessments, charges or levies upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

          o We will keep our assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in similar business similarly situated as we are; and we will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar business similarly situated as we are and to the extent available on commercially reasonable terms.

          o We shall maintain in full force and effect our corporate existence, rights and franchises and all licenses and other rights to use intellectual property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

          o We will keep our properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time, we will make all needed and proper repairs, renewals, replacements, additions and improvements thereto; and we will at all times comply with each provision of all leases to which we are a party or under which we occupy property if the breach of such provision could reasonably be expected to have a material adverse effect.

          o We will submit the text of any public announcement using the Laurus's name to Laurus before its dissemination, unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

          o For so long as 50% of the principal amount of the note is outstanding, we, without the prior written consent of Laurus, will not:

                    o    directly or indirectly declare or pay any dividends;

                    o    liquidate,    dissolve    or    effect    a    material
                         reorganization;

                    o become subject to (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict our right to perform the provisions of the securities purchase agreement or any of the agreements contemplated thereby; or

                    o    materially alter or change the scope of our business.

EVENTS OF DEFAULT

The following are events of default under the note:

          o If we do not pay any installment of principal, interest or other fees on the note or on any other promissory note issued under the securities purchase agreement and the note, when due and our failure to pay continues for 14 business days after the due date.

          o If we breach any material covenant or other term or condition of the note or the securities purchase agreement in any material respect and the breach, if curable, continues for 20 days after Laurus gives us written notice except for breaches of our covenant to assign security interests in specified accounts receivables and receive consents to those assignments from the account-debtors, with respect to which there is no grace period;

          o If any material representation or warranty that we made in the note, the securities purchase agreement, or in any agreement, statement or certificate that we gave Laurus in writing pursuant to the note or in connection with the note is false or misleading and is not cured for 20 business days after Laurus gives us written notice;

          o If we (i) apply for, consent to, or suffer to exist the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or other fiduciary of itself or of all or a substantial part of our property, (ii) make a general assignment for the benefit of creditors, (iii) commence a voluntary case under any state or federal bankruptcy laws (as now or hereafter in effect), (iv) are adjudicated a bankrupt or insolvent, (v) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vi) acquiesce to, or fail to have dismissed, within 90 days, any petition filed against it in any involuntary case under such bankruptcy laws, or
               (vii) take any action for the purpose of effecting any of the foregoing;

          o If any money judgment, writ or similar final process shall be entered or filed against us or any of our property or other assets for more than $500,000, and that judgment, writ or process remain unvacated, unbonded or unstayed for 90 days;

          o If an SEC issues a stop order on our common stock for 5 consecutive days or 5 days during a period of 10 consecutive days, or

          o If we do not timely deliver shares of our common stock to Laurus pursuant to and in the form required by the note and the securities purchase agreement, or if required a replacement note when due and our failure to do so continues for 7 business days after the due date.

        If there is an event of default under the note, our right to elect to make the scheduled payments by delivery of our common stock, our right to require the conversion of all or part of the outstanding principal balance and accrued but unpaid interest to our common stock and our right to prepay the note are suspended until the event of default has been cured or waived by Laurus. After an event of default and the expiration of any grace period, Laurus may elect to require us to pay all amounts due under the note within 5 days. If Laurus elects to require us to pay all amounts due under the note within 5 days, the amount due under the note will be 130% of the outstanding principal amount of the note plus accrued and unpaid interest and fees, if any until the event of default is cured or waived by Laurus.

        If after that 5 day period we have not repaid in full the amount then due under the note, the conversion price under the note will be reduced to the lower of (i) the conversion price; or (ii) 70% of the average of the three lowest closing prices for our common stock for the 30 trading days before but not including the date of a conversion until the event of default is cured or waived in writing by Laurus.



                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        As of June 21, 2005, Nestor, Inc. had 40,000,000 shares of authorized capital stock. Those shares consisted of:

          o 30,000,000 shares of common stock, of which 18,812,154 shares were issued and outstanding; and

          o 10,000,000 shares of preferred stock, of which 3,000,000 shares were designated Series B Convertible Preferred Stock, of which 180,000 shares were issued and outstanding.

DESCRIPTION OF NESTOR COMMON STOCK

         DIVIDENDS. The owners of Nestor common stock may receive dividends when declared by the board of directors out of funds legally available for the payment of dividends. Nestor has no present intention of declaring and paying cash dividends on the common stock at any time in the foreseeable future.

        VOTING RIGHTS. Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. There are no cumulative voting rights.

        LIQUIDATION RIGHTS. If Nestor liquidates, dissolves or winds-up its business, whether voluntarily or not, Nestor's common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

        PREEMPTIVE RIGHTS. The common stock has no preemptive or similar rights.

        LISTING. Nestor's common stock is traded on the Nasdaq OTC Bulletin Board under the symbol "NESO."

DESCRIPTION OF SERIES B CONVERTIBLE PREFERRED STOCK

         CONVERSION. Each share of Series B Convertible Stock is convertible, at the option of the holder, into one-tenth of a fully paid and non-assessable share of Nestor common stock.

         RANK. The Series B Convertible Preferred Stock ranks, as to dividend rights, on a parity with the Nestor common stock, on an as-converted basis. Each share of Series B Convertible Preferred Stock ranks, as to rights on liquidation, winding-up or dissolution, senior to Nestor common stock.

        LIQUIDATION PREFERENCE. Each share of Series B Convertible Preferred Stock has the right to receive upon a liquidation, winding-up or dissolution of Nestor, whether voluntary or involuntary, $1.00 per share before any distribution is made to the holders of Nestor common stock or on any other class of stock ranking junior to the Series B Convertible Preferred Stock.

        DIVIDENDS. Holders of Series B Convertible Preferred Stock shall be entitled to receive, when and as declared by the board of directors, dividends(or other distributions) equal to the amount of dividends (or other distributions) declared and paid on the number of shares of Nestor Common Stock into which such Series B Convertible Preferred Stock may be converted.

        VOTING RIGHTS. Holders of Series B Convertible Preferred Stock have the same voting rights as the holders of Nestor Common Stock on an as-converted basis.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) an affiliate or associate of Nestor who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

        Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation and By-laws contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

                         SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants and conversion of convertible securities, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        As of June 21, 2005, 18,812,154 shares of our common stock were outstanding. Of these shares, 9,093,258 were freely transferable without restriction under the Securities Act, unless they were held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 9,718,896 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rules are summarized below. Of those restricted shares, 9,605,841 shares are held by Silver Star Partners I, LLC, our affiliate, which has the right to require us to register those shares for resale. An additional 18,000 shares will be issued upon the conversion of our outstanding preferred stock, which may occur at any time at the holder's option. The shares that would be issued upon the conversion of our outstanding preferred stock would be freely tradable in the public market. There are also options and warrants outstanding to purchase approximately 3,158,331 shares of our common stock, of which 1,319,639 are currently exercisable or will become exercisable in the next 60 days. The 1,130,927 shares offered by this prospectus are issuable upon the conversion of our outstanding convertible notes, which may occur at any time at the holder's option, and are not included in the above totals.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (1) 1% of the number of shares of common stock then outstanding, which on June 21, 2005 was 18,812,154 shares, or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.



                              PLAN OF DISTRIBUTION

        This prospectus covers 1,130,927 shares of our common stock. All of the shares offered are being sold by the selling stockholder. We will not realize any proceeds from the sale of the shares by the selling stockholder.

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

        The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholder may sell its shares by one or more of, or a combination of, the following methods:

          o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

          o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

          o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o    an over-the-counter distribution;

          o    in privately negotiated transactions; and

          o    in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholder may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with the selling stockholder to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

          o    such time as all of the shares  covered by this  prospectus  have
               been  disposed  of  pursuant  to  and  in  accordance   with  the
               Registration Statement;

          o such time as all of the shares held by the selling stockholder may be sold to the public without registration or restriction pursuant to Rule 144 of the Securities Act.; or

          o    May 16, 2007.

                                  LEGAL MATTERS

         The validity of the shares offered by this prospectus has been passed upon by Benjamin M. Alexander, Vice President, General Counsel and Secretary of Nestor.

                                     EXPERTS

        Carlin, Charron & Rosen LLP, independent auditors, have audited our consolidated financial statements at December 31, 2004, 2003 and 2002, and for the years then ended, as set forth in their report. We have included our financial statements at December 31, 2004 and December 31, 2003 and for each of the years in the three year period ended December 31, 2004 in this prospectus and elsewhere in the registration statement in reliance on their reports given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

The following documents filed by Nestor with the SEC are incorporated herein by reference:

          o Our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 30, 2005.

          o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 16, 2005.

          o    Our Current  Report on Form 8-K, as filed with the SEC on June 2,
               2005.

          o Our Current Report on Form 8-K, as filed with the SEC on June 22, 2005.


        Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by email (investor@nestor.com) or telephone or by writing to:


                                  Nestor, Inc.
                         400 Massasoit Avenue, Suite 200
                    East Providence, Rhode Island 02914-2020
                           Attention: Nigel P. Hebborn
                                 (401) 434-5522

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Nestor (except any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

  Filing Fee - Securities and Exchange Commission .............    $     738.76

  Legal fees and expenses......................................    $   2,000.00

  Accounting fees and expenses.................................    $  10,000.00

  Miscellaneous expenses.......................................    $   3,000.00
                                                                   ------------

           Total Expenses......................................    $  15,738.76
                                                                   ============


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Nestor has included such a provision in its Amended and Restated Certificate of Incorporation.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Article SIXTH of Nestor, Inc.'s Amended and Restated Certificate of Incorporation provides that Nestor shall indemnify to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, each person who may be indemnified by Nestor pursuant thereto.

        Article NINTH of Nestor, Inc.'s Amended and Restated Certificate of Incorporation provides that no director of Nestor shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware Code (relating to the Delaware General Corporation Law) or an amendment thereto or successor provision thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the corporation or its stockholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law or (iv) shall have derived an improper personal benefit and further provides that neither the amendment nor repeal of Article NINTH, nor the adoption of any provision of the certificate of incorporation inconsistent with Article NINTH, shall eliminate or reduce the effect of Article NINTH in respect of any matter occurring, or any cause of action, suit or claim that, but for Article NINTH would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

        Article VII of Nestor,  Inc.'s Amended By-Laws provide that Nestor shall
(a) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Nestor to procure a judgment in its favor by reason of the fact that he is or was a director or officer of Nestor or is or was serving at the request of Nestor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, and (b) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Nestor), by reason of the fact that he is or was a director or officer of Nestor, or served at the request of Nestor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding, in each case to the fullest extent permissible under subsections (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware or the indemnification provisions of any successor statute. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled, under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such a person.

        Nestor has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16.  EXHIBITS

        The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-2.

ITEM 17.  UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Providence, State of Rhode Island, on June 22, 2005.

                                  NESTOR, INC.

                                  By:  /s/ William B. Danzell
                                       -----------------------------------------
                                       William B. Danzell,
                                       President and Chief Executive Officer


                        SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Nestor, Inc., hereby severally constitute and appoint William B. Danzell and Nigel P. Hebborn and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Nestor, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                                        Title                                Date
      ---------                                        -----                                ----

/s/ William B. Danzell             President, Chief Executive Officer and               June 22, 2005
-----------------------------      Chairman of the Board of Directors
William B. Danzell                 (Principal Executive Officer)


/s/ Harold A. Joannidi             Treasurer and Chief Financial Officer                June 22, 2005
-----------------------------     (Principal Financial and Accounting Officer)
Harold A. Joannidi


/s/ George L. Ball                Director                                             June 22, 2005
-----------------------------
George L. Ball


/s/ Albert H. Cox, Jr.            Director                                             June 22, 2005
-----------------------------
Albert H. Cox, Jr.


/s/ Terry E. Fields               Director                                             June 22, 2005
-----------------------------
Terry E. Fields


/s/ David N. Jordan               Director                                             June 22, 2005
-----------------------------
David N. Jordan




EXHIBIT INDEX


Exhibit No.           Description of Exhibit
-----------           ----------------------

   4.1 Specimen Certificate for shares of Common Stock, $.01 par value, of the Registrant filed as Exhibit 4.1 to the Company's Registration Statement on Form S-2 (File No. 333-108432), filed September 2, 2003, is hereby incorporated herein by reference.

   5.1          Opinion of Benjamin M. Alexander, Esq.

  10.1 Asset Purchase Agreement and License Agreement between the Company and National Computer Systems, Inc., filed as an Exhibit to the Company's Current Report on Form 8-K dated June 11, 1996, is hereby incorporated by reference.

  10.2 PRISM Non-Exclusive License Agreement between the Company and Applied Communications, Inc., filed as an Exhibit to the Company's Current Report on Form 8-K dated September 19, 1996, is hereby incorporated by reference. Portions of the Exhibit omitted, pursuant to a grant of confidential treatment.

  10.3 License Agreement dated as of March 28, 1997, between Nestor, Inc. and Total System Services, Inc. filed as an Exhibit to the Company's Current report on Form 8-K dated April 8, 1997, is hereby incorporated by reference. Portions of the Exhibit omitted, pursuant to a grant of confidential treatment.

  10.4 Amendment to the PRISM Non-Exclusive License Agreement dated as of April 18, 1997, between Nestor, Inc. and Applied Communications, Inc. filed as an Exhibit to the Company's
                Current Report on Form 8-K dated April 30, 1997 is hereby incorporated by reference. Portions of the Exhibit omitted pursuant to a grant of confidential treatment.

  10.5 xclusive License Agreement between Nestor, Inc. and Nestor Traffic Systems, Inc. dated January 1, 1999 filed as an Exhibit to the Company's Current Report on Form 8-K dated March 25, 1999.

  10.6 Secured Note Agreement by and among Nestor, Inc., Nestor Traffic Systems, Inc. and NTS Investors LLC dated January 9, 2001 and filed as an Exhibit to the Company's Current Report on Form 8-K on January 18, 2001 is hereby incorporated by reference.

  10.7          License Agreement between Nestor,  Inc. and ACI Worldwide,  Inc.
                dated February 1, 2001 filed as an Exhibit to the Company's Current Report on Form 8-K on February 9, 2001 is hereby incorporated by reference.

  10.8 License Agreement dated May 18, 2001 between the Company and Retail Decisions, Inc. filed as an exhibit to the Company's current report on Form 8K dated May 18, 2001 which is hereby incorporated by reference.

  10.9 Security Purchase Agreement dated July 31, 2003 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003, which is hereby incorporated by reference.

  10.10 Convertible Note dated July 31, 2003 made by Nestor, Inc. to Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

  10.11 Registration Rights Agreement dated July 31, 2003 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003, which is hereby incorporated by reference.

  10.12 Common Stock Purchase Warrant dated July 31, 2003 issued by Nestor, Inc. to Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

Exhibit No.           Description of Exhibit
-----------           ----------------------

  10.13 Stock Pledge Agreement dated July 31, 2003 between Nestor Traffic Systems, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003, which is hereby incorporated by reference.

  10.14 Pledge and Security Agreement dated July 31, 2003 between CrossingGuard, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

  10.15 Guaranty dated July 31, 2003 by CrossingGuard, Inc. to Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

  10.16 Nestor, Inc. Incentive Stock Option Plan, as amended, filed as an Exhibit to the Company's Registration Statement on Form S-8, filed May 5, 1987, is hereby incorporated herein by reference

  10.17 Nestor, Inc. 1997 Incentive Stock Option Plan, as amended, filed as an Exhibit to the Company's Registration Statement on Form S-8, filed May 16, 1997, is hereby incorporated by reference.

  10.18 Nestor Traffic Systems, Inc., Form of Subscription Agreement dated March 25, 1999, to sell a 37.5% equity position in its common stock and issue a warrant for an additional 17.5% common stock interest filed as an Exhibit to Nestor's Current Report on Form 8-K dated April 23, 1999 is hereby incorporated by reference.

  10.19 Security Purchase Agreement dated January 14, 2004 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an Exhibit to Nestor's Current Report on Form 8-K dated December 31, 2003 is hereby incorporated by reference.

  10.20 Convertible Note dated January 14, 2004 made by Nestor, Inc. to Laurus Master Fund, Ltd. filed as an Exhibit to Nestor's Current Report on Form 8-K dated December 31, 2003 is hereby incorporated by reference.

  10.21 Registration Rights Agreement dated January 14, 2004 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an Exhibit to Nestor's Current Report on Form 8-K dated December 31, 2003 is hereby incorporated by reference.

  10.22 Redemption and Conversion Agreement dated January 14, 2004 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

  10.23 Placement Agent Agreement dated December 24, 2003 among Nestor, Inc., Sanders Morris Harris, Inc., and Barrett & Company, Inc. filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

  10.24 Registration Rights Agreement dated December 31, 2003 among Nestor, Inc., Sanders Morris Harris, Inc., and Barrett & Company, Inc. filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

  10.25 Nestor, Inc. 2004 Stock Incentive Plan filed as an Exhibit to Nestor's Current Report on Form 8-K dated June 24, 2003 and filed as an Exhibit to the Company's Registration Statement on Form S-8 filed January 21, 2005, is hereby incorporated by reference.

Exhibit No.           Description of Exhibit
-----------           ----------------------

  10.26         Employment Agreement dated October 13, 2004 between Nestor, Inc.
                and William B. Danzell, filed as an Exhibit to Nestor's Current Report on Form 8-K dated October 13, 2004, is hereby incorporated by reference.

  10.27         Employment Agreement dated October 13, 2004 between Nestor, Inc.
                and Nigel P. Hebborn, filed as an Exhibit to Nestor's Current Report on Form 8-K dated October 13, 2004, is hereby incorporated by reference.

  10.28 Note Purchase Agreement dated November 5, 2004 between Nestor, Inc. and the purchasers named therein, filed as an Exhibit to Nestor's Current Report on Form 8-K dated November 5, 2004, is hereby incorporated by reference.

  10.29 Registration Rights Agreement dated November 5, 2004 among Nestor, Inc. and the purchasers named therein, filed as an Exhibit to Nestor's Current Report on Form 8-K dated November 5, 2004, is hereby incorporated by reference.

  10.30 Warrant to Purchase Common Stock, issued by Nestor, Inc. to Sanders Morris Harris, Inc. dated November 5, 2004, filed as an Exhibit to Nestor's Current Report on Form 8-K dated November 5, 2004, is hereby incorporated by reference.

  10.31 Distributorship Agreement by and between Nestor, Inc. and Vitronics Machine Vision, Ltd. dated August 17, 2004 filed as an Exhibit to Nestor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, is hereby incorporated by reference.

  10.32 Incentive Stock Option Agreement by and between Nestor, Inc. and William B. Danzell dated October 13, 2004 filed as an Exhibit to Nestor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, is hereby incorporated by reference.

  10.33 Incentive Stock Option Agreement by and between Nestor, Inc. and William B. Danzell dated October 13, 2004 filed as an Exhibit to Nestor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, is hereby incorporated by reference.

  10.34 Incentive Stock Option Agreement by and between Nestor, Inc. and Nigel P. Hebborn dated October 13, 2004 filed as an Exhibit to Nestor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, is hereby incorporated by reference.

  10.35 Incentive Stock Option Agreement by and between Nestor, Inc. and Nigel P. Hebborn dated October 13, 2004 filed as an Exhibit to Nestor's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, is hereby incorporated by reference.

  10.36         Employment  Agreement dated March 29, 2005 between Nestor,  Inc.
                and Tadas A. Eikinas filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

  10.37         Employment  Agreement dated March 29, 2005 between Nestor,  Inc.
                and Benjamin M. Alexander filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

  10.38 Incentive Stock Option Agreement by and between Nestor, Inc. and Tadas A. Eikinas dated March 29, 2005 filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

  10.39 Incentive Stock Option Agreement by and between Nestor, Inc. and Benjamin M. Alexander dated March 29, 2005 filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

  10.40         Employment Offer Letter to Harold A. Joannidi from Nestor,  Inc.
                dated March 29, 2005 filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

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  10.41         Bonus Targets  Letter to William B. Danzell dated March 29, 2005 filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

  10.42 Bonus Targets Letter to Nigel P. Hebborn dated March 29, 2005 filed as an Exhibit to Nestor's Annual Report on Form 10-K for the year ended December 31, 2004, is hereby incorporated by reference.

  10.43 Lease Agreement between Nestor Traffic Systems, Inc.and Admiral Associates dated May 27, 2005 filed as an Exhibit to Nestor's Current Report on Form 8-K filed on June 2, 2005, is hereby incorporated by reference.

  10.44 Convertible Note, dated May 16, 2005 made by Nestor, Inc. to Laurus Master Fund, Ltd.

  10.45 Securities Purchase Agreement dated May 16, 2005, by and between Nestor, Inc., Nestor Traffic Systems, Inc. and Laurus Master Fund, Ltd.

  10.46 Subsidiary Guaranty dated May 16, 2005 by Nestor, Inc. to Laurus Master Fund, Ltd.

  10.47 Security Agreement by Nestor, Inc. and Nestor Traffic Systems, Inc. to Laurus Master Fund, Ltd.

  10.48 Registration Rights Agreement dated May 16, 2005, between Nestor, Inc. and Laurus Master Fund, Ltd.

  10.49 NTSI Pledge and Security Agreement dated May 16, 2005, between Laurus Master Fund, Ltd and Nestor Traffic Systems, Inc.

  10.50         Common Stock Purchase Warrant dated May 16, 2005 by Nestor, Inc.
                to Laurus Master Fund, Ltd.

  10.51 Allonge To Convertible Note by and between Nestor, Inc. and Laurus Master Fund, Ltd. dated June 3, 2005

  13.1          Annual  Report on Form 10-K for the fiscal  year ended  December
                31, 2004*

  13.2          Quarterly  Report on Form 10-Q for the  quarter  ended March 31,
                2004**

  23.1          Consent of Carlin, Charron & Rosen LLP

  23.2          Consent of Benjamin M. Alexander, Esq., included in Exhibit 5.1

  24.1          Power of Attorney (See page II-4 of this Registration Statement)



* - Previously filed with the SEC on March 30, 2005.


** - Previously filed with the SEC on May 16, 2005.


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